Exhibit 99.100

Bitfarms Announces Purchase Agreement for 48,000 MicroBT Miners to Expand Hash Rate Capacity by over 5.0 EH and named to TSXV's Top 50 Listing

TORONTO and BROSSARD, Quebec, March 02, 2021 (GLOBE NEWSWIRE) -- Bitfarms Ltd. ("Bit farms", or the "Company") (TSXV:BITF / OTC:BFARF), one of the largest, oldest and most cost-effective publicly traded bitcoin mining operations in the world, has undertaken a transformational purchase of 48,000 new miners to increase hashing capacity by approximately 5.0 EH.

The mining equipment has been sourced from MicroBT (https://www.mic robtwhatsminerd1.com). MicroBT has become our supplier of choice. Over the past eight months we have acquired over 12,000 of their mining rigs. The MicroBT miners are the most reliable, efficient, and consistent miners within the Company's fleet. We anticipate the initial shipment of miners to take place on or before January 2022. Thereafter, miners will arrive monthly with the final mining rigs expected to arrive in December 2022. The miners will be installed at our existing and new facilities which are currently in development. In the event market conditions change, Bitfarms has negotiated certain delivery and contract adjustment options.

Once the above-noted miners are fully deployed along with the current and planned addition of new miners in 2021, the production capability of Bitfarms mining fleet is expected to grow from over 1.0 EH at the present time to 3.0 EH by the end of 2021 and then to exceed 8.0 EH by the end of 2022. Utilizing the latest generation of miners, the increase in our hash rate by a factor of eight will increase Bitfarms' global market share and substantially increase the number of Bitcoins earned on a daily basis. In addition, the subject miners are rated to achieve high levels of performance while consuming less electricity than earlier models. Bitfarms has always been an extremely efficient mining company and with the addition of these productive miners and greater scale, our corporate efficiencies are expected to set a new performance standard.

"This is another great milestone in the history of our company," said Emiliano Grodzki, CEO of Bitfarms. "With this equipment purchase agreement, Bitfarms is positioned to remain in the top tier of publicly traded crypto mining companies in the world. This purchase and expansion will be the cornerstone of our corporate growth strategy through 2022. The supply of miners will be one of the greatest challenges in for the foreseeable future due to a global shortage of wafers used to create semi- conductor chips which is a vital component in mining rigs. Our strategy will be to continue to grow our own infrastructure and professional operations and conduct mining in our own facilities which increases operational efficiency and profitability," added Mr. Grodzki.

"We are very excited to enhance and expand our partnership with Bitfarms. Bitfarms is one of the best Bitcoin mining operators in the world. The miners to be supplied to Bitfarms are very reliable and stable. These miners will generate tremendous value to Bitfarms in its mining operations and its investors. We are very excited to continue to build the relationship and cooperation between our two companies," said Vincent Zhang, MicroBT's Global Sales Director.

On February 24, 2021, the TSX Venture Exchange announced the 2021 Venture 50. The 2021 Venture 50 is a ranking of top performers on TSX Venture Exchange over the last year. The ranking comprises 10 companies from each of the five industry sectors, selected based on three equally weighted criteria: market capitalization growth, share price appreciation and trading volume. Bitfarms was included in the Technology section and is honoured by its selection and to be included amongst such a distinguished group of leading companies.

About Bitfarms Ltd.

Founded in 2017 Bitfarms is one of the one of the largest, oldest, and most cost-effective public bitcoin mining operations in the world. Bitfarms run vertically integrated mining operations with onsite technical repair, data analytics and engineers to deliver high performance and uptime of operations.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. Bitfarms is currently listed as a Rising Star by the TSX-V.

Bitfarms has a diversified production platform with five industrial scale facilities located in Quebec. Each facility is 100% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four audit firm.

To learn more about Bitfarms' events, developments and online communities:

Website : www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Defined Terms

EH/s: Exahash per second.

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the delivery of new miners on schedule and otherwise in accordance with the contract terms; the intentions, plans and future actions of the Company, as well as Bitfarms' ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company's operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", ''plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company's limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: successful delivery of the new miners on the agreed schedule in accordance with the contract terms and the potential for further improvements to profitability and efficiency across mining operations; the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Quebec, the ability to complete current and future financings , any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms' normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

For corporate inquiries:

Geoff Morphy

gmorphy@bitfarms.com

For media inquiries :

Ellis Ballard
ellis@yapglobal.com

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